InterCloud Systems, Inc.

1030 Broad Street, Suite 102

Shrewsbury, New Jersey 07702

May 31, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InterCloud Systems, Inc.
Registration Statement on Form S-3
File No. 333-203283

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), InterCloud Systems, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (Reg. No. 333-203283), together with all exhibits thereto (collectively, the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2015. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Ali Panjwani of Pryor Cashman LLP, at (212) 326-0820.

Very truly yours,

/s/ Daniel Sullivan
Daniel Sullivan Chief Accounting Officer